August 8, 2014

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Amanda Ravitz, Assistant Director

Re:          Medovex Corp.
Amendment No. 1 to Confidential Draft Registration Statement on Form S-1
Submitted July 8, 2014

CIK No. 0001591165

Dear Ms. Ravitz:

We are counsel to Medovex Corp. (the “Company”), and we hereby submit the Company’s response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated July 21, 2014 (the “Comment Letter”) relating to the Company’s Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on July 8, 2014.  The Company is concurrently filing Amendment No. 2 to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment, with the Company’s responses being numbered to correspond to the Staff’s comments.

General

Comment

1.
With regard to your prototype, please clarify whether you have an actual physical prototype, or merely an artist rendering or computer-generated concept of your prototype. If you have a physical prototype, is it functional, and if so, in what respect? If this is a computer generated image, please explain how you believe it helps an investor understand your company or an investment in you.

Response 1: The Company has a functional, physical prototype.  The picture included in Amendment No.1 to the Company’s Form S-1 filed with the Commission on July 8, 2014 was a graphic conception.  The Company has replaced the graphic conception with a picture of the functional, physical prototype in in the Registration statement being filed concurrently with this letter.  Please see the page preceding the Table of Contents in the Registration Statement.

Comment

2.
We note that many of your descriptions of development milestones, including timelines and costs, do not specifically address regulatory clearance. Since clearance for your product appears to be a gating factor to your ability to achieve sales, please revise to include, in each discussion of your development plan, an equally prominent discussion of the expected financial and timing impact of seeking regulatory approval.

Response 2:  The Company notes the Staff’s comment and has revised its Registration Statement to include more discussion of regulatory costs and timelines wherever the Company mentions product development costs and deadlines as requested.  For example, please note the new disclosure on page 1, please note the 4th bullet on page 4 under "Risks That We Face," the revised disclosure in the "Use of Proceeds" section on page 30, the revised dislosure on pages 34 and 35, page 49 and page 53.

Comment

Initial Product, page 1

3.
We note your response to comment 9, however it does not appear you have addressed the question of whether the study also covered safety. Please clarify. Also, please clearly state, if true, that the hand held device that Dr. Haufe conceptualized was not used in the study.

Response 3: The study that Dr. Haufe conducted was not a safety study per se. Instead, it was done to determine the efficacy of the procedure described in the Registration Statement. Specifically, Dr. Haufe wanted to determine if the patients continued to have a reduction or elimination of pain after the procedure was performed. However, no patients reported an increase in pain or other complications, so while safety was not the objective of the study, it served as an affirmation of what Dr. Haufe had noted for years- that in the hands of a skilled surgeon the procedure was safe.

In several areas of the Registration Statement, the Company points out that the procedure Dr. Haufe currently performs primarily uses two separate medical instruments (a cautery device and a deburring device that scrapes tissue) to achieve the desired therapeutic result. He can safely and legally perform this procedure because both devices are approved by the FDA.

For the avoidance of doubt, Dr. Haufe did not use the conceptualized device in the study described in the Registration Statement (as it has not been approved by the FDA).

Comment

4.
Please clarify what your "initial research" has been with the hand held device. Specifically, if the goal of the device is reduction or elimination of pain, it is not clear how your research could confirm the achievement of this goal with non-living tissue.

Response 4: The DenerVex device is designed to achieve the same therapeutic result with one device (removal of nerves and surrounding tissue that would permit their regrowth) as Dr. Haufe presently achieves by using separate instruments.  In other words, the Company’s objective is not to create a new therapeutic effect, but to achieve the same effect in a significantly more cost effective way that could be used by persons with less skill than highly experienced spine surgeons and physicians, thus greatly expanding its use.  The Company’s research has focused on measuring the device’s effectiveness of tissue removal. Initially, this was performed on meat purchased at a grocery store to get the basic design, but the Company has recently performed the procedure in human cadaver labs in order to get data on the effectiveness of the tissue removal in a setting that is as close as the Company can get without testing on a live person. Of course, the Company cannot perform the procedure in live trials until the requisite regulatory agencies give it approval for such trials.

Comment

5.
We note your response to prior comment 10 that "Facet Joint Pain" treatment would be covered by reimbursement, yet it remains unclear whether your particular hand held device would be covered by reimbursement. Please revise to clarify.

Response 5:  The Company notes the Staff’s comment and has revised the Registration Statement to include a caveat when mentioning reimbursement that actual reimbursement will not be known until the product is on the market.  Please see pages 1 and 42.

The Company also notes that reimbursement is always speculative until a medical device is actually sold, but initial reimbursement assessment from experts indicates that an existing code that could be used for the procedure using the Company’s device does exist. However, the payment and coverage for the device may vary by payer until routine use of the device becomes a clinical standard.

Comment

6.
In addition, if you have not produced a working prototype, it is still unclear how you can form a reasonable basis upon which you have made your sales price per unit prediction. Please revise or advise.

Response 6: The Company has produced a functional, physical prototype.  In addition, the Company conducted two customer focus group sessions with physicians that are treating facet joint syndrome to get their opinion on what their hospitals would be willing to pay for a device that could achieve the objectives of our product.  The price was based on their feedback. The price is not based on the cost of production of the Company’s device, although information from the Company’s product developer indicates that the $695 sales price would produce adequate margins. The Company is interviewing contract manufacturers and will get a more precise estimate of its costs once they are supplied with a finalized prototype.

Comment

The Series B Warrants are non-transferable, page 26

7.	Please revise to clarify how the non-transferability of the Series B Warrants will affect the value of the Units.

Response 7: The Company notes the Staff’s comment and has further clarified how the non-transferability of the Series B Warrants will affect the value of the Units.  Please see page 26 of the Registration Statement.

Comment

Use of' Proceeds, page 30

8.
We note your response to prior comment 16. Please expand to describe what you believe will be the "most probable path" for your human clinical trial including disclosing the assumptions you are relying on to estimate the $2,300,000 for a human clinical trial. For example, how many patient counts do you anticipate will be required?

Response 8: The Company has requested, but has not yet been granted, a meeting with the FDA to discuss the regulatory path leading to human clinical trials. Without the FDA’s feedback, a “probable path” is difficult to estimate with the Company’s product. Therefore, the Company has made what it believes to be an extremely conservative estimate of an 150 patient clinical trial. The Company has referenced this assumption in the Use of Proceeds section. Of course, the Company acknowledges that is possible the FDA could require considerably more patients for the trial, but the Company believes that such a requirement is not likely with this device.

Comment

Management's Discussion and Analysis, page 34

9.
We note your response to prior comment 18 and your description of the 5 phases. We note in exhibit 10.6 that you identify as your agreement with Devicix does not appear to be the agreement you are describing in your disclosure. Also, it does not appear that the agreement filed as exhibit 10.9 includes the level of detail you describe in your registration statement, nor does exhibit 10.9 appear to be executed by either party.  Please revise or advise.

Response 9:  Please note that Exhibit 10.6 is the Contribution and Royalty Agreement between the Company and Scott W. Haufe, dated January 31, 2013 and does not address the 5 phases that the Company developed in conjunction with Devicix.

With reference to exhibit 10.9, the 5 phases listed are not part of the Company’s written contract with Devicix. They are based on the proposal that Devicix presented to the Company and represent estimates the Company developed in conjunction with Devicix and are presented to be illustrative of the Company’s development process. The Company notes that it is on track to meet these estimates. Per Section 9 of the Company’s written contract with Devicix, the Company can cancel the Devicix contract at any time with at most 30 days’ notice.

Comment

Our Product, page 48

10.	We note your revisions to the table in response to our comment 21. Please tell us how the "Medovex focus group panel" determined that the procedure using your product will only cost $2,010.

Response 10: The focus group panel helped the Company to determine the cost of the DenerVex device. To determine the total cost of the procedure, the Company added a typical cost of an outpatient room for the duration of the procedure, doctor and assistant fees and supplies.  See Footnote (2) to the revised chart on page 48.

Comment

Note 5 — Patent Assignment and Contribution and Royalty Agreements. page F-12

11.
We note your responses to our prior comments 23-24. We also note from your responses you believe that the patented technology received by the company from Dr. Haufe, a founding stockholder who owned 22% of your outstanding common stock at the date of inception of the entity, should be accounted for at fair value under FASB ASC 845-1030-1 rather than at Dr. Haufe's historical cost under the guidance in SAB Topic 5(G). In this regard, please address the following:

•
tell us exactly what Dr. Haufe received in exchange for his Debride technology and how you determined that Dr. Haufe did not receive any consideration in exchange for his patented technology. Please provide us with references to the sections of the "Contribution and Royalty Agreement between MEDOVEX and Scott W. Haufe, dated January 31, 2013" that specifically indicate the consideration exchanged between Dr. Haufe and the company under the agreement;

•
tell us why you believe Dr. Haufe's contribution of his technology is not an exchange of an asset for common stock but is a non-reciprocal transfer of a separately identifiable non-monetary asset to you for no consideration that should be recorded at the fair value given the disclosures on page 66 of this filing that "on January 31, 2013 you entered into an agreement with Dr. Haufe, a director of the company, whereby you acquired all of Dr. Haufe's right, title and ownership of U.S. Patent 8,167,879 B2, together with all of Dr. Haufe's right, title and interest in and to the Debride intellectual property in exchange for shares of common stock of the company". You further disclose Dr. Haufe shall receive a royalty of 1% of your net sales during the life of the patent;

•	tell us the ownership percentages of the other 19 investors in the initial group of stockholders immediately after the February 1, 2013 capitalization of the company and

•
explain to us why Dr. Haufe has a seat on your board of directors. Also, tell us how you considered whether or not his board seat and right to receive future royalty payments were consideration for the technology contribution.

Response 11:

●
Dr. Haufe received no consideration for his transfer of the DenerVex technology to the Company. The Contribution and Royalty Agreement between the Company and Dr. Haufe states in Section 3 the requirement for Dr. Haufe to pay cash for the 775,000 shares that he received pursuant to his stock subscription agreement and to make a supplemental contribution of the technology asset to the Company for its sole benefit and for no incremental consideration.  If the Company is unsuccessful with its efforts for commercialization, Dr. Haufe will receive nothing; however, the patent does not revert back to Dr. Haufe and he has no claim or standing with which to reclaim or rescind the Contribution and Royalty Agreement.

●
The Company believes that Dr. Haufe’s contribution of his technology is not an exchange of an asset for common stock, but is a non-reciprocal transfer of a separately identifiable non-monetary asset to the Company for no consideration. The Company based its conclusion on the fact that the stock subscription agreement referred to in Section 3 of the Contribution and Royalty Agreement is a separate contractual arrangement. The subscription agreement covering the sale of the shares was a separately bargained exchange that provided for Dr. Haufe to purchase his shares solely for cash as a separate and specific performance obligation.  Accordingly, the subscription agreement segregates the purchase of the shares from the contribution of the Contributed Assets into two separate events. In addition, Dr. Haufe purchased his shares according to the same terms and under the same identical from of subscription agreement as the subscription agreements signed by all other investors who collectively represented 78% of the Company’s then outstanding equity interests.

●	Below is a table of the investors in the initial group of stockholders and their ownership percentages:

First Name	Last Name	Percentage Owned
Scott	Haufe	22.23%
Jarrett	Gorlin	17.21%
Steve	Gorlin	11.18%
Patrick	Kullmann	5.74%
Larry	Papasan	5.74%
Charles	Farrahar	5.74%
Dennis	Moon	5.74%
Clyde A.	Hennies	2.87%
Thomas E.	Hills	2.87%
Joshua G.	Hackel	2.87%
Randall R.	Betz	2.87%
James	Andrews, M.D.	2.87%
Mike	Immel	2.87%
Oak Haven Partners		2.15%
Steve	Pelts	1.72%
Martin	Bell	1.43%
Ashley	Johnson	0.86%
Kevin	Egan	0.86%
Paul	Marr	0.77%
Sam	Chawkin	0.72%
Doug	Porter	0.72%
		100.00%

●
Dr. Haufe was appointed to a seat on the Company’s Board of Directors solely because he is an expert on Facet Joint Syndrome and methods to relieve the associated pain. The Company believes it is important for it to have Dr. Haufe as a member of its Board because of his ability to advise the Company on the development and eventual commercial distribution of the DenerVex product.  The Company does not consider, nor did it bargain for, his appointment to a seat on the Company’s Board seat as consideration for his contribution of the assigned technology.   The Company considers Dr. Haufe’s right to receive future royalty payments as just that; the potential to receive a royalty stream on separate transactions in the future should the Company be successful in its efforts to commercialize the assigned technology.  The right to receive any payments in the future is uncertain and contingent solely upon the Company’s efforts to attain commercialization. Dr. Haufe’s transfer of the technology to the Company on January 31, 2013 was complete in its entirety and not subject to any further performance obligations by the Company as of the date of the transfer.

We have made it clear throughout the Registration Statement and the Financial Statements that Dr. Haufe received no consideration for his contribution of the patent and technology.

Comment

12.
Notwithstanding the comment issued above, please explain to us in more detail how you determined the fair value of the patent. Specifically address how you determined the underlying assumptions used in recording the fair value of the patented technology. For instance, please explain to us why you utilized a 2% royalty rate versus the 1% stated within the agreement. Discuss why you utilized an annual revenue growth ranging from 310% in the initial period following commercialization of the technology to 3% over an estimated economic life of the technology of 15 years commencing in 2015. Tell us whether you relied upon any third-party valuation experts to value the patent.

Response 12:   The Company engaged a valuation advisor to assist it in determining the fair value of the Contributed Asset as of the date of the contribution. As disclosed in its filing, the Company valued the asset using the relief from royalty method. The key assumptions the Company developed include its revenue forecast, royalty rate, tax rate and discount rate.  Attached is a copy of the Company’s valuation as supplemental material to assist the Staff in its review, in addition to the following written response below.

Revenue Forecast: The Company built its revenue forecast from the bottom with a price volume analysis that the Company based on data obtained from third party studies. The Company based its revenue forecast on data obtained from a Department of Health and Human Services Report published in September 2008 which stated that Medicare Payment alone for reimbursement of FJS procedures using injection therapies amounted to approximately $307 million in 2006. The Company’s management believes that although the study is not recent, the source is highly credible and chronic joint problems continue to persist with the treatments available today. Expected spending growth from 2012 through 2013 is expected to be 6% based on a congressional budget Medicare report obtained by the Company.  In addition to the Medicare market in the United States there is also a market for Medicaid, private health insurance and out of pocket patients.  According to one government report, Medicare makes up 26% of the healthcare market.  In addition, the European market is also an alternative.  Facet Joint Syndrome is a well-studied and treatable condition for which there have been no material advances in treatment options in decades. The DenerVex device is currently the only potential product that would be considered as a potentially viable alternative to injection therapies.   Accordingly, the Company’s management used this study to estimate the size of the potential market today for use of the DenerVex device as an alternative and replacement to injection therapy.  The Company anticipates that DenerVex device will have a profound impact on the market place in domestic and international markets as the DenerVex device will replace both the current remedies (Injections and RF Ablation) as those are currently temporary solutions DenerVex device is expected to be a permanent solution.  The Company used an initial revenue growth rate of 310% in the initial year of the Company’s valuation because as typical with a new product, high growth rates are projected in the early years of sales as the product is adopted by more and more users. Notwithstanding the percentage increase the growth rate, the Company would like to direct the Staff’s attention to the fact that the number of units actually projected is 7,700 in the first year of release, which the Company believes is reasonable in relation to the number of procedures that are currently performed in the market. The growth rate flattens considerably in later years as most of those who will adopt the technology will have done so, and sales would then be driven more by reorders.

Royalty Rate: The Company’s royalty rate is based upon the terms of the Company’s contractual arrangement with Dr. Haufe. The income tax rate is based on statutory rates. The 2% royalty rate was selected for the entire duration of the valuation because for a portion of the time a total of 3% would have to be paid due to the co-developer agreement with Dr. Andrews, and then the amount to be paid would be 1% when the co-developer agreement expires and just Dr. Haufe was receiving a royalty.

Tax Rate: The Company based its income tax rate on the federal statutory rate of 34% plus 4% for state taxes.

Discount Rate:  The Company based its discount rate on published data regarding market rates of return for high risk/high yield venture capital investments market rates of return for early stage, high risk ventures.

The forecast period begins in June 2015 under the assumption that regulatory approval will have taken place and the Company will be ready to bring the system to market.

Comment

13.
Considering your cumulative losses that you have incurred since inception through March 31, 2014, please explain to us in more detail how you evaluated this asset for impairment as of March 31, 2014. Refer to the guidance in FASB ASC 350-30-35-15 through 35-20.

Response 13:   The Company has designated December 31 as its formal date for the period evaluation of the carrying amount of its asset.  The Company recorded the asset as of January 31, 2013 based on an extensive quantitative analysis that it developed using the empirical data discussed in the Company’s response to the Staff’s comment number 12.

ASC 350-30-35-15 through 35-20 permits companies to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform quantitative impairment tests.  The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. Since the Company’s intangible asset is a patent, and since it is still developing a product based on that patent, the Company considered qualitative factors related to product development as the basis for determining impairment. Specifically, the Company compared current progress on product development to the early timelines generated to produce the first projection that formed the basis for the revenue growth numbers used in the valuation. The Company determined that not only is it on schedule with the development milestones, but the results of its development thus far have generally exceed the Company’s initial expectations. Notwithstanding the Company’s recurring losses, there are no cast factors in the Company’s development plans that would have a negative effect on its efforts to commercialize a product, the Company has not encountered nor does it expect to encounter any regulatory, political or legal hurdles in developing or marketing its device, there has been no deterioration in market conditions relating the treatment of FJS and the Company believes general economic condition are currently favorable. As such, and based on the weight of available evidence, the Company does not believe there is a more than 50% likelihood that its asset is impaired.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (212) 930-9700.

Yours truly,

/s/ Arthur S. Marcus

cc:   Jarrett Gorlin